UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 6, 2026, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), entered into a debt exchange agreement (the “Debt Exchange Agreement”) with Huidan Li, the Co-Chairman of the board of directors of the Company (the “Holder”). Pursuant to the Debt Exchange Agreement, at the closing, the Company agreed to issue to the Holder an aggregate of 650,307 shares (the “Exchange Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), in exchange for cancellation by the Holder $2,120,000, representing the principal amount of that certain promissory note, issued by the Company to the Holder on April 21, 2025 (the “Note”), which remains due and outstanding by the Company as of the date of this Debt Exchange Agreement.

The closing of the Debt Exchange Agreement will occur upon satisfaction of certain conditions, including, among other things, the submission of the Listing of Additional Shares pursuant to the listing rules of the Nasdaq Capital Market (“Nasdaq”) at least 15 calendar days before the issuance of the Exchange Shares. The terms of the Debt Exchange Agreement and the Exchange Shares, to be issued at a discounted price of $3.23 per share (representing a 20% discount based on $4.07 price per share as reported on the Nasdaq Capital Market on March 6, 2026) were approved by the board of directors of the Company and the holders of a majority of capital stock of the Company, as being fair and in the best interests of the Company and its shareholders.

The Company intends to issue the Exchange Shares in reliance upon exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

The foregoing description of the Debt Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Exchange Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description
10.1	Debt Exchange Agreement between the Company and Huidan Li, dated March 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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